UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number: 000-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F þ Form 40-F 􀂅

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes 􀂅 Noþ

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

1

INFORMATION AND DOCUMENTS FURNISHED

1. Notice of Meeting and Management Information Circular.

2. Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2008	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

2

Item 1
Notice of Meeting and Management Information Circular

FORUM NATIONAL INVESTMENTS INC.

NOTICE OF MEETING

AND

MANAGEMENT

INFORMATION CIRCULAR

FOR

ANNUAL GENERAL & SPECIAL MEETING

OF MEMBERS

To Be Held On

June 26, 2008
2:00 pm

i

FORUM NATIONAL INVESTMENTS INC.

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general & special meeting of the members (the "shareholders") of Forum National Investments Inc. (the "Company") will be held at the Pan Pacific Hotel 999 Canada Place, Vancouver, British Columbia, on Friday, June 26, 2008, at the hour of 2:00 p.m.., Vancouver time, for the following purposes:

  To receive and consider the financial statements of the Company together with the auditor's report thereon for the financial year ended September 30, 2007.

  To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

   To determine the number of directors for the year at seven and to elect seven of the seven directors for the ensuing year.

  To pass a special resolution, with or without variation, approving an amendment of the Articles of Company and Bylaws to increase the quorum to 33 1/3 percent. See "Approval of Amendment to Articles and Bylaws".

  To consider and, if thought advisable, to pass an ordinary resolution to ratify the Company's existing stock option plan and to authorize the directors in their discretion to grant stock options to directors, executive officers and employees and to make any amendments the Board of Directors considers necessary to outstanding options previously granted, subject to regulatory approvals.

  To consider and, if thought advisable, to pass an ordinary resolution to approve the issuance of such number of securities by the Company in one or more private placements that may result in a change in the effective control or the issuance of shares or the exercise of any share purchase warrants where the number of common shares to be beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of the Company's issued and outstanding share capital.

  To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The text of the resolutions to be proposed is set out in the Information Circular accompanying this Notice. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 2nd day of June, 2008.

BY ORDER OF THE BOARD

/s/ Dan Clozza

Dan Clozza, President and Chief Executive Officer

ii

INFORMATION CIRCULAR

FORUM NATIONAL INVESTMENTS INC.

Solicitation and General Information

This Information Circular is furnished in connection with the solicitation by the management of Forum National Investments Inc. (the "Company") of proxies for use at the annual general & special meeting of the members ("members" or "shareholders") of the Company to be held on June 26 2008, at 2:00 p.m.. and any adjournments thereof (the "Meeting").

The solicitation for proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

The principal executive office is 180A - 13040 No. 2 Road, Richmond, British Columbia V7E 2G1. The telephone number is (604) 275-2170. The Canadian registered and records office of the Company is located at the office of the Company's Canadian agent Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5.

The date of this Information Circular is June 2, 2008.

Who Can Vote, Record Date and Voting Shares

The Board of Directors of the Company has fixed the close of business on May 23, 2008 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "Record Date"). In accordance with the provisions of the Ontario Business Companies Act, R.S.O. 1990, Chapter B. 16, as amended, the Company has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

    the Shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

    the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, the Company had 28,433,983 common shares ("Common Shares") issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon and each special resolution must be approved by the affirmative vote of at least 67% of the votes cast thereon.

How You Can Vote

If you are a registered shareholder (i.e. your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this management proxy Information Circular.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are the President and Director, or failing him, a representative of Forum National Investments Ltd. You may also appoint some other person (who need not be a shareholder of the Company) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone.

Submitting a proxy by mail or fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Mail

All registered shareholders should deliver their proxies by hand or mail to Computershare Trust Company of Canada, by mail or by hand delivery at their offices at, Computershare Investor Services Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not later than 10:00 a.m. on May 21, 2008.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is: 1-866-732-8683. Shareholders must follow the instructions, use the form of proxy received from the Company and provide the ID and Code numbers located beside their name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy form, they will be on the back of the flyer enclosed with this Information Circular. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (the "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for the Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent), in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request, in writing, that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

Revocation of Proxies

You may revoke your proxy by:

  delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Computershare Investor Services Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 or to the head offices of the Company at 180A - 13040 No. 2 Road, Richmond, British Columbia; or
  advising the Chairman of the Meeting that you are voting in person at the Meeting; or
  any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

  each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;
  any amendment to or variation of any matter identified in the proxy; and
  any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon, in accordance with the nominee's best judgment.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.

SHAREHOLDERS

Record Date

The Board of Directors of the Company has fixed the close of business on May 23, 2008 as the record date for the purposes of determining the holders of common shares entitled to receive notice of and to vote at the Meeting (the "Record Date"). In accordance with the provisions of the Ontario Business Corporations Act, R.S.O. 1990, Chapter B. 16, as amended, the Company has requested its transfer agent to prepare a list of the holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his or her name on the list at the Meeting, except to the extent that:

    the shareholder has transferred any of his or her common shares after the date on which the list was prepared; and

    the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he or she owns such common shares and demands not later than ten (10) days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her common shares at the Meeting.

As of the Record Date, the Company had 28,433,983 Common Shares (the "Common Shares") issued and outstanding.

Voting Shares and Principal Holders Thereof

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name and Address(3)	Number of Common Shares Owned or Controlled(1)	Percentage of Outstanding Common Shares (%)(1)(2)	Number of "A" Preferred Shares Owned or Controlled (6)	Percentage of "A" Preferred Shares (%)	Number of "B" Preferred Shares Owned or Controlled (7)	Percentage of "B" Preferred Shares (%)
Scott McManus(4)	9,250,000	32.53	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(5)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	19.09	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,524,000	5.36	1,399,500	10.04	1,399,500	10.94
Jackie Dawydiuk(8)	1,500,000	5.28	1,500,000	10.07	1,500,000	10.07
Directors and Officers as a Group	23,954,000	84.25	10,991,776	78.88	10,991,776	78.88

Notes:
(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of April 20, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 28,433,983 shares of common stock issued and outstanding as of June 2, 2008 unless otherwise noted.
(3)	The address of these parties unless otherwise noted is: 180A - 13040 No. 2 Road, Richmond, British Columbia V7E 2G1.
(4)	Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International, LLC.
(5)	Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.
(6)	On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.
(7)	On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007
(8)	Ms. Dawydiuk is married to Mr. Clozza, an officer and director of the Company. She votes and controls her shares in the Company independently of her husband.

The directors and senior officers of the company have no knowledge of any other person who beneficially owns, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to all securities of the Company. However, this information is not reasonably within the power of the directors and senior officers to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are in fact not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their name.

OFFICERS, DIRECTORS AND INSIDERS

Executive Compensation

Executive Officers of the Company

The following table made under the Securities Act of 1934 sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Regulation) in respect of each of the individuals who were, as at June 2, 2008, the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively " the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

The following table sets forth the summary of the compensation paid to the Chief Executive Officer and other executive officers of the Company for the past three fiscal years in Canadian Dollars:

Annual Compensation(1)					Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary(2) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Daniel Clozza President, Chief Executive Officer and Director	2007 2006 2005	231,000 Nil 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Martin Tutschek Chief Financial Officer and Director	2007 2006 2005	147,000 82,298 65,493	Nil Nil Nil	35,000 35,541 35,000	300,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:	(1)	All dollar figures shown in Canadian Dollars
	(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% if the total of the annual salary and bonus of the named executive officers for the financial year.
	(3)	The Company granted Mr. Tutschek 300,000 stock options exercisable at $1.00 per share with an expiry date of July 5, 2021 during the fiscal year ended September 30, 2007.

Long Term Incentive Plan (LTIP) Awards for Named Executive Officers

The Company has had no LTIP awards during the most recently completed financial year.

Stock Options and Stock Appreciation Rights (SAR's) for Named Executive Officers

The Company issued 300,000 Stock Options to one named executive officer and no SARS during the most recently completed financial year. The Company did not grant any options under the Company's Stock Option Plan to its named executives during the twelve months ended December 31, 2006 or 2005.

Stock Options exercised during the Year Ended September 30, 2007 and Year End Option Values

Not Applicable.

Securities Authorized for Issuance under Equity Compensation Plans

The Company authorized the issuance of 2,850,000 shares of its common stock for issuance under its stock option plan adopted July 5, 2007. 2,835,000 stock options were issued on July 5, 2007 subject to stockholder approval.

Termination of Employment, Change of Control, and Employment Contracts

The Company has no plan or arrangement in respect of compensation received or that may be received by executive officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment on resignation, retirement, or change of control in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $60,000.

Compensation of Directors

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company from time to time has granted stock options to directors.

Indebtedness to Company of Directors and Officers

None of the directors, senior officers or proposed nominees of management of the Company or associates or affiliates of the foregoing persons is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Stock Option Plan

On July 5th 2007, the Board of Directors of the Company adopted a Stock Option plan reserving 2,850,000 shares in the common stock of the Company to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Company. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

The following table sets out detail regarding stock option grants made to our Named Executive Officers during our 2007 fiscal year.
Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Jeff Teeny (1)	1,250,000	43.85	1.00	July 5, 2012
Scott McManus (2)	315,000	11.05	1.00	July 5, 2012
Martin Tutschek	300,000	10.52	1.00	July 5, 2012

Notes:

  Options beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.
  Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International, LLC.

The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation. The Stock Option Plan is administered by the Board of Directors of the Company, which has the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for all purposes under the plan shall be 2,850,000 shares. The plan provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The Board of Directors of the Company has the authority under the Stock Option Plan to establish the option price at the time each option is granted. This price shall not be less than the market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death.

MANAGEMENT CONTRACTS

No management contracts exist. Currently there are no management functions of the Company which are to any substantial degree performed by persons other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company and no associate or affiliate of any insider of the Company has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company other than the following:

  Subsequent to the year ended December 31, 2005, in April of 2006 a motor vessel was disposed of for 500,000 common shares of the Company for submission to treasury at a cost of $350,000 resulting in no gain or loss on the purchase and sale of the asset

  Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations.

  The assets and liabilities of Fitness Vacations at the time of acquisition were:

Purchase price		$550,000

Purchase Price Allocation
	Equipment	$206,798
	Leasehold improvements	150,000
	Accounts payable	(17,782)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

  Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit.
    In July 2007, the Company closed a private placement of 11,000,000 shares of common stock at a purchase price of US$ 0.50 per share for gross proceeds to the Company of US$ 5.5 million USD.  The two corporate investors to this offering are beneficially owned or controlled by two individuals who subsequent to the offering became directors of the Company. These investors were arms length to the Company prior to the July offerings.

    In July 2007 the company announced that it closed a private placement of 3,500,000 shares of common stock at a purchase price of US$ 1.00 per share for gross proceeds to the Company of US$ 3.5 million USD.  The corporate investor to this offering is beneficially owned or controlled by an individual who subsequent to the offering became a director of the Company. This investor was arms length to the Company prior to the July offerings.

    Subsequent to fiscal year end September 30, 2007, the Company acquired at 25% interest in a real estate development project in Needles California for a price $1,000,000 USD. The project named the Colorado River Project is controlled and or operated by a director of the Company.

    During the period ended September 30, 2007, the Company paid $ Nil, (December 31, 2006 - $ Nil, December 31, 2005- $ Nil) in management fees and $nil - 2007, (December 31, 2006 - $nil, December 31, 2005, $14,430) in consulting fees to directors. The Company also reimbursed $113,297 for the period ended September 30, 2007, (December 31, 2006 - $159,715, December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

  Except as disclosed in the preceding discussion, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $50,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

  INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR MANAGEMENT

  Amounts due to shareholders at the end of the fiscal period September 30, 2007 were $288,552. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company's ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2007 (December 30, 2006 - $ nil, December 30, 2005 - $nil).

  VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL & SPECIAL MEETING

  Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two members, or proxyholders representing two members, personally present at the commencement of the meeting and holding or representing not less than 5% of the issued shares entitled to be voted at the meeting.

  The holders of Common Shares are entitled to one vote for each Common Share held. In order to be effective, each ordinary resolution to be submitted to shareholders at the Meeting must be approved by the affirmative vote of at least 50% plus one of the votes cast thereon. Each special resolution to be submitted to shareholders at the Meeting must be approved by the affirmative vote of at least two-thirds of the votes cast thereon.

  MATTERS TO BE ACTED ON

  1. Annual Report and Financial Statements

  Pursuant to the Ontario Business Corporations Act, R.S.O. 1990, Chapter B. 16, as amended, the directors will place before the shareholders at the Meeting the audited financial statements of the Company for the fiscal year ended September 30, 2007 and the auditor's report thereon, as presented in the 2007 Annual Report of the Company. The financial statements and auditors' report have been mailed to the Shareholders contemporaneously with the materials to this meeting. Shareholder approval is not required in relation to the Annual Report and the financial statements.

  2. Appointment of Auditor

  The Company's current auditors are SmytheRatcliffe Chartered Accountants LLP 7th Floor Marine Building 355 Burrard Street, Vancouver, B.C Canada. We intend to change our auditors for the ensuing year to BDO Dunnwoody LLP Chartered Accountants and Advisors 600 Cathedral Place, 925 West Georgia Street, Vancouver, B.C. Canada. The change of auditors is not a result of (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's consolidated financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of BDO Dunwoody LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

  "BE IT RESOLVED AS AN ORDINARY RESOLUTION:

  that the Board of Directors of the Company is hereby authorized to appoint BDO Dunwoody LLP as the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor."

  The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the appointment of BDO Dunwoody LLP, Chartered Accountants and advisors, as the auditors of the Company.

  3. Election of Directors

  The Company is required to have a minimum of three and a maximum of ten directors in accordance to its Articles of Continuation into Ontario. Management of the Company is seeking shareholder approval to determine the number of directors of the Company at seven for the ensuing year. The resolution setting the number of directors to be elected must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR setting the number of directors to be elected at the meeting at seven.

  The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The persons designated in the enclosed Proxy, unless instructed otherwise, intend to vote FOR the nominees herein listed.

  Management of the Company proposes to nominate each of the following persons for election as a director. . As of June 2, 2008, information concerning such persons, as furnished by the individual nominees, is as follows:

Name, municipality of residence and Date of Birth	Principal occupation, business or employment and, if not a previously elected director, occupation, business or employment during the past five years	Position Held and Director from	Approximate number of common shares beneficially owned, directly or indirectly, or controlled or directed(2)(3)(6)(7)
Daniel Clozza Vancouver, B.C. Canada Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995	5,430,000
Martin Tutschek(1) Vancouver, B.C. Canada May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001	1,524,000
Jeff Teeny(1) Portland, Oregon. USA April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA..	Director since July 2007	6,250,000(4)
Scott McManus(1) Las Vegas, Nevada, USA June 21, 1962	CEO, Chairman: Ganix Biotechnologies, Inc. 2002 - present, an Ecological Science Company. Financier, Net Branch: North American Funding August 2004 - present, a Commercial Finance Company. Various resort property real estate developments.	Director since July 2007	9,250,000(5)
Chris Yergensen Henderson, Nevada, USA March, 13, 1967	President and General Counsel, Panorama Towers Group, Las Vegas Nevada 2002 to present. President of Show Media LLC Las Vegas Nevada 2001 to present.	Nominated for 2008	Nil
Kazaunari Kohno Minato-ku, Tokyo, Japan December 16, 1963	Member of the Board of Directors for Aegis Capital Co., Ltd 2007 to present. Associate Professor Graduate School of Media and Governance, Keio University 2002 to present.	Nominated for 2008	Nil
Mike Barrett Portland, Oregon, USA November 13, 1963	Current President of Pounce Consulting, an IT consulting company based in Orange County. Vice President of Sales and Marketing for Xavient Information Systems, Simi Valley, California and Noida, India.2006-2008 Sr. Business Development Manager, Tata Consultancy Services, Mumbai, India 2004-2006. Executive Vice President, Sales & Marketing, Centerlogic, Portland Oregon 2002-2004.	Nominated for 2008	Nil

Notes:	(1)	Member of the Audit Committee.
	(2)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at April __, 2008, is based on information furnished to the Company by individual director.
	(3)	Does not include options owned by directors or officers. Options are disclosed in table below.
	(4)	Shares beneficially owned or held by Mr. Teeny are registered to Teeny Acquisitions.
	(5)	Shares beneficially owned or held by Mr. McManus are registered to Aliya Life Settlement International, LLC.
	(6)	On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(7)	On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

  Three of nominated individuals currently are not on the Company's Board of Directors. They include:

  Mr. Chris Yergensen: Mr. Yergensen graduated from the University of Utah in 1991, earning a Bachelor of Arts degree in Business. In 1995, Mr. Yergensen earned a Juris Doctor degree graduating Magna Cum Laude from the Whittier School of law. In 1996, Mr. Yergensen graduated from New York University School of Law, earning a Master of Laws (LLM) degree in Corporate Law subsequently passing both the Utah and Nevada State Bar exams. In 1996, Mr. Yergensen accepted employment with the law firm of Jones Vargas and represented numerous gaming companies and working extensively in Jones Vargas' governmental affairs division in assisting clients with political issues at the local and state levels. This experience led Mr. Yergensen to run, unsuccessfully however, for State Assembly in 2007.

  In 1999, Mr. Yergensen served as Corporate Counsel for Realty Management, Inc., and was lead counsel in helping secure debt and equity funding. In 2002, Mr. Yergensen joined Laurence Hallier and created Hallier Properties, LLC, the development company of Panorama Towers. Mr. Yergensen joined Mr. Hallier in the acquisition and sale of media assets, facilitating the acquiring and selling of SkyMedia, LLC, a company devoted to advertising on-board certain national and international airlines. Mr. Yergensen has been an original principal with Mr. Hallier since 2001 in Show Media, LLC, and has generated numerous media assets in the billboard industry that were later sold to Clear Channel Communications in 2002 and 2004.

  Mr. Kazunari Kohno: As Chairman of KES K.K, Mr. Kohno works extensively with companies and investors in the global equity capital markets, with a focus on growth stage including M&A and restructuring the equity ownership and business strategy in many industries.

  In September 2007, he was appointed as Associate Professor of Keio University (Graduate school of Media and Governance) where he teaches Business and Marketing concentrating on Electric Vehicles projects.

  He is also a member of the board of Aegis Capital Co., Ltd. which advises International investors, Family offices and wealthy individuals all over the world.

  He was previously Chief Representative of Japan and Managing Director of Roberts Mitani, LLC and Roberts Mitani Advisors, LLC where he arranged many cross boarder transactions and fund raising. Prior to Roberts Mitani, he has held senior position at Salomon Brothers and Citi Asset Management both in  New York and Tokyo for over 15years.

  He has written extensively about capital markets and Business management in such reviews as Nikkei Venture. He has lectured on Global Finance, Private equity and Business Development at various programs and seminars. He also served as a main coordinator for the BIO Asia sponsored by Japanese, Korean, Singapore and Chinese governments. Mr. Kohno received a Bachelor of Arts in Economics from Keio University.

  Mr. Mike Barrett: Mr. Michael Barrett is the President of Pounce Consulting, an IT consulting company based in Orange County, California with operations in Guadalajara, Mexico. Prior to Pounce Consulting, Barrett served as VP of Sales and Customer Service for offshore provider Xavient Information Systems of Simi Valley, California and Noida, India. In 2004 he managed sales and marketing in Oregon and Idaho for the global outsourcing giant Tata Consultancy Services (TCS), Mumbia, India. Mr. Barrett served at the executive level for two publicly traded staffing companies. From 1994 to 1995 as Vice President of Marketing for a division of global staffing giant Kelly Services (KELYA) and in 1995 to 1998 as VP of Business Development for Barrett Business Services (Nasdaq: BBSI), a staffing company based in Portland, Oregon. Responsible for sales and marketing efforts across 50 branch locations Mr. Barrett helped identify and acquire 6 different companies over a 2 year period. Mr. Barrett completed his Bachelor's degree in Communication Arts at Judson University in Elgin, Illinois.

  There are no arrangements or understandings between any of our directors or executive officers, and with our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

  "BE IT RESOLVED AS AN ORDINARY RESOLUTION:

    The number of directors be determined at seven;

    That the following persons be elected as directors until the next annual general meeting: Messrs. Dan Clozza, Martin Tutschek, Jeffery Teeny , Scott McManus, Chris Yerensen, Kazunari Kohno, Mike Barrett; and

    The Board of Directors is hereby authorized at their discretion to appoint up to four additional directors in the upcoming year."

  MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary resolution determining the number of directors at seven and electing the named directors.

  4. Increase of Quorum to 33.33%

  Shareholders will be asked to consider, and if deemed advisable, to pass with or without variation, a special resolution to approve an amendment to Article No. 10.3 of the Corporation to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation.

  At the time of the Company's application for a listing on the American Stock Exchange (AMEX) the Board approved amendments to Article No. 10.3 of the Company to increase the quorum requirements for shareholders meetings from "two persons present and being, or represented by proxy, members holding not less than one twentieth of the issued shares entitled to be voted at the meeting" to make it "not less than two (2) shareholders present in person or represented by proxy or duly authorized representative, representing not less than 33.33% of the issued and outstanding shares in the capital of the Company". The change was required by AMEX and the Company's shareholders must approve such amendment at the Meeting or it will lapse. Therefore, in order for the Company to continue to satisfy the AMEX requirements it is seeking shareholder approval by special resolution to the above described amendment to Article No. 10.3.

  Approval of the Amendment will require the affirmative votes of the holders of not less than two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting and will require the approval of regulatory authorities. Notwithstanding whether the special resolution is passed by Shareholders, the directors of the Company may revoke it at any time prior to the issuance of a Certificate of Amendment giving effect to the Amendment. Unless instructed otherwise, the management designees in the accompanying Instrument of Proxy intend to vote FOR the special resolution approving the Amendment.

  Accordingly, shareholders will be asked to consider and, if thought fit, to pass a special resolution in substantially the following form, subject to such changes as may be required by counsel and regulatory authorities:

  "BE IT RESOLVED AS A SPECIAL RESOLUTION:

    The articles of the Company be amended so that Article No. 10.3 will be amended to increase the quorum requirement to "not less than two (2) shareholders present in person or represented by proxy or duly authorized representative, representing not less than 33.33% of the issued and outstanding shares in the capital of the Corporation."

    The Board of Directors is hereby authorized at their discretion to revoke this resolution before it is acted upon without further approval of the shareholders.

    Any officer or director is authorized to execute such documents, and to take such actions as he considers necessary or desirable in connection with the foregoing."

  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the special resolution approving the amendment increasing the quorum requirement.

  5. Approval of Option Plan

  The Company has adopted an incentive stock option plan, dated July 5, 2007 ("2007 Plan"), and had reserved 2,850,000 common shares for issuance pursuant to the exercise of options granted under the stock option plan being less than 20% of the number of common shares issued and outstanding at the time the 2007 Plan was adopted.

  The following table sets forth grants of options made under the Company's 2007 Plan to named executives during the nine months ended September 30, 2007.

  Option Grants during the Nine Months Ended September 30, 2007

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)	Exercise Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Jeff Teeny(1)	1,250,000	67%	1.00	1,250,000	July 5, 2012
Scott McManus(2)	315,000	16.89%	1.00	315,000	July 5, 2012
Martin Tutschek	300,000	16.09%	1.00	300,000	July 5, 2012

  Notes:

  (1)    Options beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.
  (2)    Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International, LLC.

  No options were exercised by named executives during the nine months ended September 30, 2007.

  The new 2007 Plan adopted by the Company authorizes the Board of Directors of the Company to grant stock options to the eligible optionees on the following terms:

    The aggregate number of shares which may be issued pursuant to options granted under the 2007 Plan, unless otherwise approved by shareholders, may not exceed 2,850,000 common shares of the Company.
    The number of shares subject to each option will be determined by the Board of Directors provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

  12

    Insiders during any 12-month period may not exceed 10% of the issued shares of the Company unless the 2007 Plan is approved by a majority of the votes cast by "disinterested shareholders" (as defined below) at the Meeting;
    any one individual during any 12-month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);
    any one Consultant during any 12-month period may not exceed 2% of the issued shares of the Company;
    any one Person employed to provide investor relations activities during any 12-month period may not exceed 2% of the issued shares of the Company;

  in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

    The exercise price of an option may not be set at less than 80% of the market price at the time of issuance.
    Options may be granted with an exercise period determined solely by the Board of Directors.
    The options are non-assignable and non-transferable.
    The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2007 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.
    On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.
    Any amendments to the stock option plan must be approved, if necessary, by the shareholders of the Company prior to becoming effective.

  At this time, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in substantially the following form, subject to such changes as may be required by counsel and regulatory authorities:

  "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

    the stock option plan of the Company dated July 5, 2007 (the "2007 Plan") and as described in this Information Circular, be and is hereby approved;
    the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year, under the 2007 Plan, is hereby ratified;
    granting and exercise of stock options at the discretion of directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the Board of Directors is hereby ratified;
    the directors of the Company are hereby authorized to renegotiate or cancel any existing stock options; and
    the Board of Directors is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as the directors may consider necessary or desirable to implement the 2007 Plan as referred to above."

  In accordance with taxation policies and other regulatory requirements, the 2007 Plan must be approved by the majority of votes cast at the meeting on the resolution.

  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary resolution approving the Plan.

  6. Authorization and Approval of Private Placements

  The Company completed two private placements in 2007 resulting in the issuance of an aggregate total of 15,500,000 shares of common stock, with two accredited investors, raising an aggregate total of $9,000,000 (the "2007 Summer Offerings"). The funds raised in the 2007 Summer Offerings provided the Company with working capital to enter into the Life Settlement market.

  The Company anticipates it will enter into a number of private placements of the Company's securities in the upcoming year in order to provide it with further working capital and fund the Company's business activities and operations.

  Although not required by law, the Board of Directors is seeking shareholder ratification of the share issuances conducted by the Company pursuant to the 2007 Summer Offerings and 2008 Spring Offering and the approval of the issuance of shares in any future private placements (and the shares issued on conversion of any warrant or convertible security) that will result in, or is part of a transaction that will result in the creation of a new control person. In addition, shareholder ratification and approval is requested for any private placement of securities previously made or which may be made in the future to a related party as defined by the American Stock Exchange or other exchange or quote system the share of Company may trade. Approval by the shareholders of any such future private placements may assist the Company in making any listing application with the American Stock Exchange or other exchange or quote system as the Company will have been in compliance with standard exchange policies related to such private placements.

  The Company's issued and outstanding share capital is currently 28,433,983 Common Shares. The number of Common Shares the Company may issue under one or more private placements in the 12 month period commencing on June 26, 2008 may exceed 28,433,983 shares in the aggregate, or over 100% of the Company 's issued and outstanding shares as of June 26, 2008.

  The disinterested shareholders of the Company are being asked to pass a resolution ratifying and approving the Company having entered into the past and possibly entering into in the future one or more private placement agreement transactions during the ensuing 12-month period. Upon such terms as may be approved by the directors of the Company, such private placement(s) will provide for the issuance of securities (shares or units consisting of one common share and one warrant), at then market prices (less allowable discounts). Management considers that it is in the best interests of the Company to obtain ratification of all past private placements and a blanket authorization from its disinterested shareholders for additional private placements to be entered into during the next 12 months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval should the Company become listed on an exchange or quote system other than the OTC Bulletin Board and decreasing the Company's administrative costs relating to such private placements.

  The private placements will only be negotiated if management believes the subscription price is reasonable, in the circumstances, and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not be at arm's length to the Company.

  If ratification and approval of the Private Placement and other past offerings is not obtained, the Company may not be in compliance with the American Stock Exchange or other exchange or quote system policies related to such private placements and therefore may have more difficulty listing on such exchange or quote system.

  To be effective, the resolution must be approved by not less than 50% of the votes cast by those disinterested shareholders of the Company who vote in person or by proxy at the Meeting. The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the resolution acceptable to it.

  Management is requesting disinterested shareholder approval for the following ordinary resolution:

  "BE IT RESOLVED THAT

  1. The issuance of such number of securities by the Company in one or more future private placement(s) as would result in the issuance of shares or the exercise of any share purchase warrants, where the number of common shares to be beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or results in a change in the effective control of the Company or is to a related party, be and are hereby approved."

  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favor of the ordinary resolution ratifying the proposed future private placements.

  7. Other Matters

  It is not the intention of the management of the Company to bring any other matters before the Meeting other than those matters referred to in this Information Circular. If any such matters should arise, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to such matters.

  AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

  Audit Committee

  The Company's audit committee is comprised of three directors. In 2007, Messrs. Martin Tutschek, Jeffery Teeny and Scott McManus formed the audit committee. Mr. Dan Clozza has recently replaced Mr. Martin Tutschek on the audit committee and has been appointed to the 2008 audit committee chairman.

  The functions of the audit committee include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function.

  Messrs. Teeny and McManus during fiscal year 2007 and currently:

    are considered an "independent" director as defined in Section 121A of the American Stock Exchange Company Guide;
    meets the criteria for independence as required by applicable rules adopted by the SEC;
    has not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
    is able to read and understand fundamental financial statements.

  Our Board of Directors has determined that the audit committee has at least one member, Mr. McManus who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. McManus is an independent director.

  Audit Committee Charter

  The audit committee operates under a written charter, a current copy of which is available on our website, www.foruminvestments.com. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis.

  The audit committee has established procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as for the pre-approval of services provided by our independent auditors.

  As set forth in the audit committee charter, the audit committee is also responsible for the review and approval of any related party transaction in advance of the company entering into any such transaction.

  The audit committee met four times during fiscal year 2007 and has met twice since fiscal year end with respect to the audit of our fiscal year 2007 financial statements and related matters.

  In fulfillment of the audit committee's responsibilities for fiscal year 2007, Mr. Tutschek, the audit committee Chairman, reviewed our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (as did the other members of the committee and Board of Directors at the time of review), and related matters before we released them.

  Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

  Smythe Ratcliffe LLP, Chartered Accountants, has served as our independent public account for the fiscal year ended September 30, 2007. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2007	2006
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	$89,090		$41,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$-	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$-	$	Nil
All other fees - other services provided by our principal accountants. (4)	$-	$	Nil
Total fees paid or accrued to our principal accountants	$89,090		$41,000

Notes: (1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during , or as a result of, the audit, or of the review of the interim financial statements.
(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.
(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).

  No accounting or audit work is performed by persons other than the independent accountant's full-time, permanent employees.

  CORPORATE GOVERNANCE DISCLOSURE

  Board of Directors

  The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. Our Articles, as currently in effect, provides for a Board of Directors of not less than three directors and not more than ten directors. It is expected that all current directors will continue to serve the Company in the future. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

  At September 30, 2007 and from December 31, 2006, Messrs. Scott McManus and Jeff Teeny would be considered independent directors of the Company in accordance with Section 121A of the Amex Company Guide.

  Director Independence and American Stock Exchange Listing Standards

  The Company has made an application to list its Common Shares on the American Stock Exchange. If accepted for listing, to which there is no guarantee, the Company will be required to comply with listing standards applicable to companies that have equity securities listed on the American Stock Exchange.

  Under the listing standards of the American Stock Exchange, the Company is a "controlled company" as such term is defined by the American Stock Exchange. The Company is a controlled company because over 50% of the voting power of the Company is held by the directors and officers of the Company as a group. Accordingly, it is exempt from certain listing standards that require listed companies that are not controlled companies to (i) have a board composed of a majority of directors that qualify as independent under the rules of the American Stock Exchange, (ii) have certain compensation approved by a compensation committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange, and (iii) have director nominations be made by a committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange.

  As a controlled company, the Company is required to have three directors who qualify as independent to serve on the audit committee. The Company's Board of Directors has determined that two of the three members of the Company's audit committee, Messrs. Jeffrey Teeny and Scott McManus, do not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and qualify as independent under the listing standards of the American Stock Exchange, as well as Section 10A-3 under the Securities Exchange Act of 1934, as amended. As a result, two of the four directors, or 50% of the directors, have been determined to qualify as independent under the listing standards of the American Stock Exchange.

  The Company, if its common shares are accepted for listing on the American Stock Exchange, will be required to certify compliance with specified listing standards to the American Stock Exchange on an annual basis.

  Code of Ethics

  As required by Section 807 of the American Stock Exchange Company Guide, the Company has adopted a code of ethics for its Chief Executive Officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. The company's code of ethics complies with Item 406 of Regulation S-K of the SEC. The code of ethics addresses the following:

    Honest and ethical conflict, including handling of corporate opportunities and conflicts of interest;
    Full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by the Company;
    Compliance with applicable laws and regulations;
    Prompt internal reporting of violations of the code of ethics; and
    Accountability for adherence to the code of ethics.

  The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person, and there have been no waivers to the code of ethics to the date of this information circular.

  The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K on Form 6-K regarding any amendment to its Code of Ethics for certain Senior Executives and Financial Officers, and will disclose all other amendments to any of the foregoing code by posting such information to such internet website.

  The Company's Code of Ethics is posted to the Company's web site, www.foruminvestments.com.

  Nomination of Directors

  The Company does not have a nominating committee and, accordingly, does not have a nominating committee charter. Under listing standards of the American Stock Exchange, the Company is exempt from the requirement to have a nominating committee because it is a controlled company as such term is defined by the American Stock Exchange. Instead, the entire Board of Directors participates in the consideration of director nominees. Similarly, since the Company is a controlled company, the Company also is exempt from the listing standard that requires director nominations to be made by a nominating committee comprised solely of independent directors or by a majority of independent directors.

  The Board of Directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because the Board of Directors as a group have over 50% of the voting power in the election of directors elected by holders of Common Shares, nominations of directors for election by the holders of Common Shares are generally based on the recommendation of the Board of Directors as a group. With respect to candidates for director to be elected by the Common Shares, the Board of Directors may from time to time informally consider candidates by shareholders that hold a significant number of Common Shares. The Board of Directors has no formal procedures to be followed by shareholders in submitting recommendations of candidates for director.

  The Company's Board of Directors does not have any specific, minimum qualifications that the board believes must be met by a nominee for a position on its Board of Directors, or any specific qualities or skills that the board believes are necessary for one or more of the Company's directors to possess. The Board of Directors has consistently sought to nominate to the Board of Directors eminently qualified individuals whom the board believes would provide substantial benefit and guidance to the Company. The Board of Directors believes that substantial judgment, diligence and care are required to identify and select qualified persons as directors and does not believe that it would be appropriate to place limitations on its own discretion.

  In general, the Company's Board of Directors will nominate existing directors for re-election unless the Board of Directors has a concern about the director's ability to perform his or her duties. In the event of a vacancy on the board, the Company may use various sources to identify potential candidates, including an executive search firm. In addition, the Chairman may consider recommendations by shareholders that hold a significant number of Common Shares. Potential candidates are initially screened by the Chairman and by other persons as the Chairman designates. Following this process, if appropriate, information about the candidate is presented to and discussed by the full Board of Directors.

  Four of the nominees approved by Forum National Investments Ltd board for election at the 2008 annual meeting are executive officers and/or directors who are standing for re-election.

  The Company has not paid a fee in 2007 to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees for election of directors at the 2008 annual meeting. However, from time to time in the future, the Company may pay a fee to an executive search firm to identify potential candidates for election as directors.

  Compensation

  The Board of Directors of the Company as a whole reviews and approves all matters relating to compensation of the directors and executive officers of the Company. With regard to the CEO, the Board reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives and sets the CEO's compensation level based on this evaluation.

  The basis for the view of the Board of Directors that it is appropriate for the Company not to have a formal independent compensation committee for all executive compensation is that over 50% of the voting power of the Company is held by the directors and officers of the Company as a group. As a controlled corporation, the Company is not required to have an independent compensation committee under listing standards of the American Stock Exchange.

  Other Board Committees

  The Board of Directors has no other committees other than the audit committee.

  Shareholder Communication

  Management is available for shareholders to respond to questions and concerns on a prompt basis. Management believes that its communications with shareholders and others, interested in the Company, are responsive and effective.

  Assessments

  The Board of Directors monitors the adequacy of information given to directors, communication between the Board of Directors and management and the strategic direction and processes of the Board of Directors and committees.

  AUDITORS

  The Company's proposed auditors are BDO Dunwoody, Chartered Accountants and Advisors, Suite 600, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

  TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar of the common shares of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC V6C 3B9.

  OTHER BUSINESS

  As of the date of this Information Circular, the Board of Directors does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

  OTHER INFORMATION

  Any security holder may obtain the following documents, without charge, upon request to the Secretary, Forum National Investments Inc., 180A - 13040 No. 2 Road, Richmond, British Columbia V7E 2G1, telephone (604) 275 - 2170, facsimile (604) 275-8745.

    the Company's financial statements and management discussion & analysis for its most recently completed financial year;
    the Company's Stock Option Plan;
    Proposed Notice of Alterations;
    Proposed new Articles of the Company; and
    this Information Circular.

  You may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms' Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

  SHAREHOLDER PROPOSALS

  Under the Ontario Business Corporations Act R.S.O. 1990, Chapter B. 16, as amended, shareholder proposals to be considered for inclusion in the information circular for the 2009 annual general meeting of the Company must be received at the registered office of the Company, 180A - 13040 No. 2 Road, Richmond, British Columbia V7E 2G1, on or before the close of business on December 31, 2008.

  APPROVAL BY DIRECTORS

  The contents and sending of this Information Circular have been approved by the directors of the Company.

  CERTIFICATE

  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

  Dated: June 2, 2008

  FORUM NATIONAL INVESTMENTS INC.

  BY ORDER OF THE BOARD OF DIRECTORS

Signed /s/ Daniel Clozza _______________________________ Daniel Clozza Director	Signed /s/ Martin Tutschek _______________________________ Martin Tutschek Director

  Item 2
  Proxy

  PROXY

  SPECIAL MEETING OF SHAREHOLDERS OF
  FORUM NATIONAL INVESTMENTS INC.

  TO BE HELD AT THE PAN PACIFIC HOTEL, 999 CANADA PLACE, VANCOUVER, BC ON JUNE 26, 2008, AT 2:00 PM PACIFIC STANDARD TIME.

  The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Daniel Clozza, an Officer and Director of the Company, or in the place of the foregoing, _______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

  The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Proxy Statement)
		For	Against	Abstain
1.	To determine the number of directors at 7	______	______	______
2.	To elect as director, Daniel Clozza	______	______	______
3.	To elect as director, Martin Tutschek	______	______	______
4.	To elect as director, Jeff Teeny	______	______	______
5.	To elect as director, Scott McManus	______	______	______
6.	To elect as director, Chris Yergensen	______	______	______
7.	To elect as director, Kazauanari Kohno	______	______	______
8.	To elect as director, Mike Barrett	______	______	______
9.	Amend the Article and Bylaws of the Company to increase the quorum to 33 1/3%	______	______	______
10.	To confirm and approve the Company's existing stock option plan and authorize the directors to to grant stock options as they see fit	______	______	______
11.	To authorize any future private placement(s) which would result in the a placee or group of placees with greater than 20% of the Company's issued and outstanding share capital, and or change in effective control of the Company.	______	______	______
12.	To appoint BDO Dunwoody, Chartered Accountants, and authorize the Directors to fix the auditors' remuneration	______	______	______
13.	To transact such other business as may properly come before the special meeting, and any adjournment or postponement.	______	______	______
The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:	________________________________________________
Please Print Name:	_________________________________________________
Date:	_________________________________________________
Number of Shares Represented by Proxy:	_________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

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  INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Forum National Investments Inc.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

  (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

  (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

  If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

  To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing and facsimile address is:

  Computershare Investor Services
  Proxy Dept. 100 University Avenue 9th Floor
  Toronto Ontario M5J 2Y1
  Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

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